Morgan Stanley Funds
522 Fifth Avenue
New York, New York 10036
February 26, 2010
Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Stanley California Insured Municipal Income Trust
Morgan Stanley California Quality Municipal Securities
Morgan Stanley Insured California Municipal Securities
Morgan Stanley Insured Municipal Bond Trust
Morgan Stanley Insured Municipal Income Trust
Morgan Stanley Insured Municipal Securities
Morgan Stanley Insured Municipal Trust
Morgan Stanley Municipal Income Opportunities Trust
Morgan Stanley Municipal Income Opportunities Trust II
Morgan Stanley Municipal Income Opportunities Trust III
Morgan Stanley Municipal Premium Income Trust
Morgan Stanley New York Quality Municipal Securities
Morgan Stanley Prime Income Trust
Morgan Stanley Quality Municipal Income Trust
Morgan Stanley Quality Municipal Investment Trust
Morgan Stanley Quality Municipal Securities
Morgan Stanley High Yield Fund, Inc.
(collectively, the “Funds”)
Dear Mr. Greene:
Thank you for your telephonic comments regarding the preliminary proxy statements filed by the Funds on January 25, 2010 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have provided our responses to your comments below. Where changes were necessary in response to your comments, they are reflected in the Funds’ definitive proxy statements, which were filed via EDGAR on or about February 26, 2010.

GENERAL COMMENTS TO SCHEDULE 14A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the definitive proxy statement filings.

COMMENTS TO THE PROXY STATEMENTS

Comment 2.	With respect to the disclosure in the section entitled “New Advisory Agreements” in Proposal 2, please confirm that there are no material changes in the service features to shareholders proposed to be provided by Invesco Advisers and its affiliates that are not currently disclosed.
Response 2. We do not believe that there are any material changes in the service features to shareholders proposed to be provided by Invesco Advisers and its affiliates that would necessitate additional disclosure.

Comment 3.	With respect to Proposal 2, please supplementally explain under what authority the Funds are proceeding without obtaining separate shareholder approval of each of the master sub-advisory agreement and the new investment advisory agreement.
Response 3. We respectfully believe that the proposal to approve the master sub-advisory agreement is inextricably intertwined with the approval of the new investment advisory agreement. However, we respectfully acknowledge your comment and have changed Proposal 2 to provide for separate shareholder approvals. Accordingly, we have changed the heading to “Proposal 2(a): Approval of Investment Advisory Agreement and Proposal 2(b): Approval of Master Sub-Advisory Agreement.” We have revised disclosure throughout the proxy statements and on the proxy cards so that shareholders will vote separately on each agreement.

Comment 4.	In Proposal 2, please consider deleting the disclosure that states that shareholder approval of the new investment advisory agreement constitutes shareholder approval of the master sub-advisory agreement.
Response 4. The referenced disclosure has been deleted.

Comment 5.	Please do not list the names of the Funds in the Notice in all capital letters.
Response 5. The disclosure has been revised accordingly.

Comment 6.	Please confirm that the type size in the proxy statement meets the requirements of Rule 14a-5 of the Exchange Act.
Response 6. The Funds confirm that the type size meets the requirements of Rule 14a-5 of the Exchange Act.

Comment 7.	In the section entitled “Additional Information,” please add disclosure regarding how the Funds intend to treat abstentions and broker non-votes for purposes of an adjournment of the shareholder meeting.
Response 7. The disclosure has been revised accordingly.

Comment 8.	Please confirm that you have noted in the proxy statement which nominees would be deemed to be “interested” directors.

Response 8. The requested disclosure is included in the chart of biographical information for the nominees.

Comment 9.	In the first paragraph of Proposal 2, please delete the following sentence: “Another condition to the closing of the Acquisition is that clients and/or fund shareholders representing a minimum amount of assets transferred to Invesco approve by a certain date the proposals related to their participation in the Acquisition.”
Response 9. We respectfully acknowledge your comment; however, we believe that the referenced disclosure presents material information regarding the Acquisition that a shareholder of the Funds should know and, therefore, have clarified such disclosure.

Comment 10.	In the first and second paragraphs in the section entitled “Background on the Acquisition” in Proposal 2, please consider replacing “and/or” with “and.”
Response 10. We respectfully acknowledge your comment; however, we believe that the use of “and/or” is appropriate.

Comment 11.	Please add disclosure regarding any change in operations or shareholder rights as a result of the change in state law governing the Funds’ investment advisory agreement.
Response 11. We do not believe that there are any changes that would materially affect a shareholder as a result of the change in state law governing a Fund’s investment advisory agreement. The Funds believe that the current disclosure describes the material differences between the terms of the new investment advisory agreement and the terms of the current investment advisory agreements and, therefore, the Funds have not added additional disclosure.

Comment 12.	In the section entitled “New Advisory Agreements—Terms of the Sub-Advisory Agreement,” please insert the word “of” after the word “placement” in item (ii) in the paragraph captioned “Duties of the Affiliated Sub-Advisers.”
Response 12. The disclosure has been revised accordingly.

Comment 13.	In the following sentence in the section entitled “New Advisory Agreements—Terms of the Sub-Advisory Agreement,” please describe whether the underlined word “monthly” denotes that the fee will be determined at the end of each month: “The Sub-Advisory Agreement for each Fund provides that, to the extent an Affiliated Sub-Adviser manages a portion of a Fund’s investments, the fee that Invesco Advisers will pay such Affiliated Sub-Adviser, computed daily and paid monthly, will equal (i) 40% of the monthly compensation that Invesco Advisers receives from the applicable Fund pursuant to its advisory agreement with such Fund, multiplied by (ii) a fraction equal to the net assets of such Fund as to which the Affiliated Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of such Fund for that month.”
Response 13. We respectfully acknowledge your comment; however, we note that the disclosure referenced currently states that such fee will be computed daily and paid monthly. Therefore, we do not believe that additional disclosure is necessary.

Comment 14.	Please disclose any exceptions or expenses that fall outside of the fee waiver discussed in the proxy statement.
Response 14. The disclosure has been revised accordingly.

Comment 15.	Please confirm that none of the Funds is subject to ongoing distribution agreements that would terminate automatically upon assignment. To the extent that any such ongoing distribution agreements are impacted by the Acquisition, please add appropriate disclosure to the proxy statements.
Response 15. The disclosure has been revised accordingly.

Comment 16.	Please include on the proxy card a means by which shareholders may abstain from voting on each proposal.
Response 16. The proxy cards have been revised accordingly.
     As you have requested and consistent with Commission Release 2004-89, the Funds hereby acknowledge that:
•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6988 or (212) 507-3954 or Stuart M. Strauss at Dechert LLP at (212) 698-3529 (tel) or (212) 698-3599 (fax). Thank you.
Best regards,
/s/ Mary E. Mullin
Mary E. Mullin